Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

4

1.2.2

Stewart and Jazz Properties, British Columbia

6

1.2.3

Rozan Property, British Columbia

7

1.2.4

Market Trends

7

1.3

Selected Annual Information

8

1.4

Results of Operations

9

1.5

Summary of Quarterly Results (Unaudited)

14

1.6

Liquidity

15

1.7

Capital Resources

16

1.8

Off-Balance Sheet Arrangements

17

1.9

Transactions with Related Parties

17

1.10

Fourth Quarter

19

1.11

Proposed Transactions

19

1.12

Critical Accounting Estimates

19

1.13

Critical accounting policies and changes in accounting policies

19

1.14

Financial Instruments and Other Instruments

20

1.15.1

Other MD & A Requirements

20

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

20

1.15.3

Disclosure of Outstanding Share Data

21

Other Information

22

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

The Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, research and development of the Ceramext™ Process, resources, capital costs and marketing and projected and/or expected revenues from the use of the Ceramext™ Process could differ materially from those anticipated in such statements by reason of factors such as the source of feed materials, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the products that may be produced. Other factors that affect both the exploration and development and the research and development of the Ceramext™ Process may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2006, and the unaudited interim consolidated financial statements for the six months ended June 30, 2007.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

1.1

Date

The effective date of this report is August 24, 2007.

1.2

Overview

Emgold Mining Corporation (“Emgold” or the “Company”, “We” or “Our”) has historically been a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects and has also been engaged in conducting research and development to commercialize the Ceramext™ Process which converts mine wastes and other siliceous waste materials to stone and ceramic building products.  The following is a brief summary of its activities in the first six months of 2007 (“fiscal 2007”).

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

•

Emgold’s loss for the six months ended June 30, 2007 (“fiscal 2007”) was $2,139,307 or $0.03 per share compared to a loss of $2,672,084 or $0.04 per share in the six months ended June 30, 2006 (“fiscal 2006”).

•

During fiscal 2007, cash used for operations and working capital was $1,769,463 compared to $2,657,442 in fiscal 2006.

•

Exploration expenditures on the Company’s mineral property interests totalled $1,257,400 in fiscal 2007 compared to $882,102 in fiscal 2006.  Exploration expenditures, which are expensed by the Company, were incurred on the following mineral properties in fiscal 2007:  Idaho-Maryland - $1,268,848 (2006: $880,273), Rozan - $817 (2006 - $210), Stewart – a recovery of $12,271 (2006 – $1,535), and Jazz - $6 (2006 – $84).

•

During fiscal 2007, the Company spent $326,792 (2006 - $719,993) on research and development of the Ceramext™ process.  Expenses incurred include amortization and prototype materials for research - $41,809 (2006 – $105,565); Ceramext™ technology royalties - $40,000 (2006 - $20,000); professional fees - $1,407 (2006 - $14,089); commercialization costs - $569 (2006 – 5,753); consumable materials $720 (2006 - $27,126); site costs - $64,800 (2006 – $94,493); sample preparation - $680 (2006 - $35,466); engineering - $170,935 (2006 - $417,501) and transportation - $5,872 (2006 - $Nil).

•

Currently the Company anticipates the receipt of the Conditional Mine Use Permit (“CMUP”) for the Idaho-Maryland Project in approximately Q3 2008.

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, United States. (the “I-M Project”).

In December 2006 the Company completed a private placement financing which included 2,238,000 flow-through units issued at Cdn$0.38, each comprised of one flow-through (“FT”) share and one-half of one non-flow-through (“NFT”) share purchase warrant, exercisable for two years at a price of Cdn$0.50.  The FT proceeds are to be used for exploration on the Company’s properties in British Columbia, which is in the start-up phase, as soon as drills and personnel are available.  The exploration work has commenced on the Canadian properties, but a portion of the flow-through funds will have to be replaced from future equity placements. A previously announced proposed financing intended to provide  the Company with sufficient working capital to obtain the CMUP has not yet been completed.  A portion of the funds marked for flow-through have been used for severance costs for several employees in Grass Valley who were utilized on the CMUP permitting process, but who were primarily involved in the development of the ceramics process.  A portion was also used for rent and property lease payments on the I-M Project.

The Company has previously announced that it was planning to separate its wholly-owned subsidiary Golden Bear Ceramics Company (“Golden Bear”), into a company independent of Emgold.  In early 2007, Emgold curtailed further expenditures on the development of the Ceramext™ process, other than those required to preserve the Company’s investment.  As well, Emgold has reduced its overhead and administrative expenses by eliminating costs not considered essential to its ongoing permitting and exploration activities.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Board and  Management Restructuring

On August 1, 2007, the Company announced the appointment of Mr. Stephen J. Wilkinson as an additional independent director of the Company, effective immediately.  The Company also accepted the resignation of William J. Witte, P.Eng., as President and Chief Executive Officer of Emgold.  Mr. Witte will continue to serve, however, as a director of Emgold and President of the Company’s wholly owned subsidiary, Golden Bear, with responsibility for financing and the further development of Golden Bear.  John K. Burns has resigned as a director and Chairman of Emgold.  Other than providing any funding necessary to maintain its patents and intellectual property portfolio and to preserve its investment in the proprietary Ceramext™ technology held by Golden Bear, Emgold ceased all activities associated with the further development of the Ceramext™ technology in early 2007, but will retain the right to employ this technology in connection with the operation of the I-M Project.

The Board has appointed an Executive Committee comprised of Sargent Berner and Kenneth Yurichuk to carry out the duties and assume the responsibilities of the Chief Executive Officer and Chairman of the Company.  David Watkinson, P.Eng., formerly the VP, Operations Emgold, has also been appointed Chief Operating Officer of Emgold and will also serve as President and Chief Executive Officer of the Idaho-Maryland Mining Company, with primary responsibility for pursuing the ongoing permitting process for the I-M Project.

Equity Financing Required

Emgold believes that it will require a minimum of Cdn$8 million in equity financing to complete the permitting for the IMM, based on its current budget estimates.  This may be subject to change, due to the estimates made by the Company, and the uncertainty in permitting processes.  The Cdn $8 million in equity financing would also provide funding for expenses associated with the Company’s British Columbia exploration projects in 2007, the anticipated costs of  raising the capital, outstanding payables, contingencies and severance payments associated with the restructuring of the Company.

1.2.1

Idaho-Maryland Mine, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, produced from 1862 through 1956 and is the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

In fiscal 2007, the Company negotiated an extension to the mining lease and option to purchase agreement for the I-M Project.  The revised agreement extends the purchase option exercise date from May 31, 2007, to December 31, 2008.  All other conditions of the original option and lease agreement, including the option purchase price and net smelter royalty remain unchanged.  Emgold agreed to make quarterly option payments of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  A one-time extension payment of $75,000 was paid upon execution of the revised agreement in February 2007, in addition to the last remaining option payment of $25,500, also paid in February 2007.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of potential concern.

Emgold has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  Emgold’s permitting strategy has been designed to eliminate the need to apply for the additional permits that would be required at a later date for production to

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

facilitate mining at an earlier stage.  The permit application includes the dewatering and exploration of the mine, but also the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

The City of Grass Valley (the “City”) is the Lead Agency for the permitting process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005, which was the start of the information exchange with the City with respect to the permit applications.  Throughout the permitting process there will be associated expenditures as the Company responds to requests made by the City and other County, State and Federal regulatory authorities.

Subsequent to the initial permit applications, the Company completed the first and longest phase of the three-phase permitting process when it responded to the Master Environmental Assessment prepared by the City’s consultants in support of the initial permit application to the City of Grass Valley.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit applications and has commenced work to complete the next two phases in the process, with the objective of issuing a final Use Permit by July 2008.  The next stage is the completion by June 2008 of the City’s Environmental Impact Report (“EIR”).  This objective of July 2008 is based on a schedule prepared by the City’s EIR consultant and the permitting experiences of previous mining operations located in California.  The timing of the granting of these permits has ranged from 14 to 24 months upon notification of the acceptance of the final completed application.

Delays in the permitting process for the I-M project may be attributed mainly to the Company’s shortage of the working capital that it feels is necessary to progress with the project as rapidly as the Company would like and do not relate directly to the permitting process or the support within the local community.  The Company is an exploration stage company with no source of operating revenue, and as such, it will need to complete additional equity financings to proceed with the EIR process according to the scheduled estimated by the City’s consultants of July 2008.

To date in 2007, contracts have been awarded by the Company to independent consulting and engineering firms for architectural services, visual impact analysis, a revised lighting plan, geotechnical drilling and environmental sampling, an updated traffic study, updated noise analysis, flora, fauna and a continuation of a tree survey.  Water sampling of wells and surface water courses is ongoing.  Additional contracts will be awarded as plans are finalized and funds are available.

A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Upon receipt of the CMUP, Emgold plans to dewater, rehabilitate, and commence exploration of the historic mine workings with the objective of expanding the existing Canadian National Instrument 43-101 (“NI 43-101”) compliant gold resource at the I-M Project.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Exploration

Resource and Geology Update

Existing mineral resources consist of 216 resource blocks that were defined in a NI 43-101 Technical Report completed in November 2004 and subsequent geologic modeling by Emgold’s geologists.

Current resources are:

•

Measured and Indicated:  1.67 million tons @ 0.28 opt = 472,000 ounces gold

•

Inferred:  2.57 million tons at 0.39 opt = 1,002,000 ounces gold

The Company has assembled a large and valuable library of historical information about the project.  This information was used to establish a NI 43-101 gold resource as outlined above, and has indicated over 500 additional underground exploration targets.  Currently, work is underway to lay out the drill program for underground exploration planned to commence once the mine is permitted and dewatered.

The Company’s geologists are planning a possible Phase 3 surface drill program (dependent on future financing) to explore several structures in preparation for the underground development and further underground exploration.

The total inferred mineral resources have now surpassed one million ounces of contained gold.  The inferred total resource using the historic Mine Call Factor (“MCF”) of 1.44 includes 43,000 tons (“t”) with an average grade of 0.93 ounces of gold per ton (“opt”) to contain 40,000 ounces of contained gold.  An additional 5,000t grading 2.05 opt increases the total inferred contained gold to 1,002,000 ounces.  The mine also has a measured and indicated resource consisting of 1,666,000t grading 0.28 opt using the MCF to contain 472,000 contained ounces as presented in the Company’s November 2004 Technical Report prepared by Amec Americas Ltd.

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if it is utilized at the I-M Project.

There may be a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  Advance royalties are payable in fiscal 2008 (Payments due in fiscal 2007 have been made).  Payments are initially $20,000 per quarter, increasing to $40,000 per quarter in Q2 2008.

The design of a demonstration plant has been initiated, and post-reorganization of Golden Bear when the required financing can be secured independently of the mining company, it is expected that the first large-scale production tests could begin within six to nine months depending on the availability of equipment and capital.

1.2.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$110,000 paid) and issuing 200,000 common shares which have been issued.  The payment due in August 2007 of $40,000 has not been made at the date of this report.  The optionors of the property are aware of the Company’s requirement for financing and are negotiating amended terms of payment with the Company.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement, Emgold has agreed to make total cash payments of $215,000 ($30,000 paid) to the optionor over a ten-year period.

1.2.3

Rozan Property, British Columbia

The Company holds a 100% interest in the Rozan property, subject to a net smelter return royalty of 3%, in a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.

1.2.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The London gold fix in 2006 averaged $603.46 per ounce and has averaged $659.84 per ounce to August 24 in 2007.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Current assets	$ 2,925,022	$ 3,737,703	$ 1,651,513
Mineral property interests	910,672	859,531	797,956
Other assets	428,956	530,109	499,278
Total assets	4,264,650	5,127,343	2,948,747

Current liabilities	450,721	601,143	458,949
Preference shares	626,724	613,871	577,529
Capital lease obligation	31,504	--	--
Shareholders’ equity	3,155,701	3,912,329	1,912,269
Total shareholders’ equity and liabilities	$ 4,264,650	$ 5,127,343	$ 2,948,747

Working capital	$ 2,474,301	$ 3,136,560	$ 1,192,564

	Years ended December 31,
	2006	2005	2004

Expenses
Amortization	$ 88,291	$ 61,400	$ 21,936
Ceramext™ research costs	1,590,754	1,769,659	998,631
Exploration costs	1,796,199	1,668,224	2,876,046
Legal, accounting and audit	115,352	114,557	183,335
Management and consulting fees	60,827	31,582	30,579
Office and administration	451,710	448,357	283,581
Other consulting fees	30,089	68,600	--
Salaries and benefits	573,250	558,717	310,850
Shareholder communications	192,248	288,216	284,246
Stock-based compensation	65,526	143,979	263,318
Travel	126,360	131,770	55,569
	5,090,606	5,285,061	5,308,091
Other expenses and (income)
Foreign exchange loss	15,771	8,148	139,455
Finance and restructuring expenses	48,614	44,966	41,790
Accretion of debt component of preference shares	14,469	16,448	17,659
Interest income	(45,133)	(109,458)	(60,366)

Loss for the year	5,124,327	5,245,165	5,446,629

Loss per share – basic and diluted	$0.08	$0.09	$0.12
Weighted average number of common shares outstanding	67,199,081	57,782,811	46,794,835
Total common shares outstanding, end of year	83,759,406	65,538,099	47,158,099

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Emgold’s loss in fiscal 2007 was $2,139,307, or a loss per share of $0.03, compared to a loss of $2,672,084, or a loss per share of $0.04 in fiscal 2006.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Expenses
Amortization	$ 22,677	$ 20,507	$ 45,403	$ 42,484
Accretion of debt portion of preference shares	3,123	3,628	6,049	7,191
Ceramext™ research costs	157,650	390,124	326,792	719,993
Exploration expenses	553,728	384,625	1,257,400	882,102
Foreign exchange loss	11,493	27,094	14,401	23,411
Finance expense	13,362	12,190	25,939	24,160
Legal, accounting and audit	63,927	31,133	86,951	48,587
Management and consulting fees	9,710	27,946	18,699	42,261
Office and administration	84,439	167,329	165,479	287,604
Other consulting	4,294	--	18,844	28,309
Salaries and benefits	124,531	195,091	258,933	396,567
Shareholder communications	63,246	53,863	125,942	119,459
Travel	44,181	27,081	68,044	85,850
	1,156,361	1,340,611	2,418,876	2,707,978
Other income
Interest income	(9,427)	(12,790)	(28,220)	(35,894)
Gain on sale of fixed assets	(3,298)	--	(3,298)	--
Loss for the period before income taxes	(1,143,636)	(1,327,821)	(2,387,358)	(2,672,084)
Recovery of future income taxes	--	--	248,051	--
Loss for the period	(1,143,636)	(1,327,821)	(2,139,307)	(2,672,084)

Loss per share – basic and diluted	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.04)

Weighted average number of common shares outstanding	83,759,406	65,650,967	83,759,406	65,594,845

During fiscal 2007 the Company earned interest income of $28,220 on excess cash balances compared to $35,894 in fiscal 2006.  The decrease was due to interest earned on higher cash balances held in fiscal 2006.  The Company also sold equipment for a gain of $3,298 in fiscal 2007.

General and administrative expenses:

Legal, accounting and audit fees increased from $48,587 in fiscal 2006 to $86,951 in fiscal 2007.  Fiscal 2007 legal, accounting and audit costs, as expected, are higher than fiscal 2006 levels due to continuing and increasing regulatory and reporting requirements.  Audit fees are increasing and will likely continue to increase due to changing accounting policies and audit requirements placed on auditors by the Canadian Public Accountability Board.

Office and administration expenses in fiscal 2006 of $287,604 decreased to $165,479 in fiscal 2007.  These include telephone, courier and other direct costs.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, until June 2006.  Also included in consulting fees is Cdn$21,000 paid in fiscal 2007, compared to Cdn$15,062 in fiscal 2006 paid to Kent Avenue Consulting Ltd., a private company controlled by a director of the Company.

A foreign exchange loss of $23,411 in fiscal 2006 compares to an exchange loss of $14,401 in fiscal 2007.  The debt portion of preference shares is denominated in Canadian dollars and is subject to exchange rate fluctuations.  Most of the Company’s funds have been held in Canadian dollars, with most expenditures incurred by the Company are paid in United States dollars.

Salaries and benefits of $396,567 in fiscal 2006 compares to $258,933 in fiscal 2007.  Subsequent to June 30, 2007, employees that primarily worked in the ceramics development were laid off and approximately $40,000 was paid in severance and vacation costs.

Shareholder communications costs of $119,459 in fiscal 2006 compare to $125,942 in fiscal 2007.  The Company has subsequently decreased shareholder communication costs although it is necessary to maintain the Company’s website, news release dissemination, and other related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  Other costs included here are transfer agent, regulatory and filing fees.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement with MBC has been terminated.  The Company was paying MBC a monthly fee of $5,000.  In each fiscal year, $30,000 was paid to MBC.  In fiscal 2006, a mailing campaign was run, with no comparable campaign in fiscal 2007.  This includes fees and reimbursement of expenses, including fax and email distributions.

Travel expense decreased from $85,850 in fiscal 2006 to $68,044 in fiscal 2007.  Travel by Vancouver personnel to Grass Valley decreased due to the hiring of a Vice President of Operations based in Grass Valley.  Travel expense will likely be higher in the balance of 2007 as trips related to financing activities can be significant.  Management and personnel attended the PDAC in Toronto on March 2007.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company has also been developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing.  Although there are no assurances that management’s plan will be realized, management believes that it will be able to secure the necessary financing to continue operations into the future, although at the date of this interim report no financing has yet closed.  Although there are have been over 40 gold mines permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Economic Analysis, California’s Gross Domestic Product (“GDP”) for mining in 2006 was nearly $13 billion while Nevada’s GDP for mining in 2006 was only $2 billion.  California continues to be a significant mining jurisdiction although a Fraser Institute survey in Canada rated California as the worst jurisdiction for mining throughout the world.  The Company believes that this is an unfair and unrealistic assessment of the mine permit process in California, as all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.   The perception that California is not an hospitable or significant mining jurisdiction has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, and has caused delays in anticipated timing of the permit schedule.  To date, the slippage has been approximately one year, but further financing delays could increase the slippage from the current anticipated date of July 2008.

At June 30, 2007, and as at the date of these interim financial statements, the Company has incurred and accrued severance costs related to several employees of the Company.  If the Company is unable to finance the ceramics operations separately, the Company will incur severance costs for management employees that may be as high as $500,000, and the ceramics equipment will have to be sold and/or written off.  If the Company is unable to finance the permitting at the I-M Project further severance costs will be incurred for the remaining employees in Grass Valley.  A return of the I-M Project to the optionors will also be necessary.  The Company will continue to hold title to a property in Grass Valley and mineral property interests in Canada.

If the Company is able to obtain financing for both the ceramics and permitting processes, under alternate financing strategies, there will be no severance costs incurred.  Should the Company be unable to meet its current liabilities, however, its subsidiary companies may need to seek protection from creditors.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 59	$ --	$ 59	$ 539
Geological and geochemical	121,007	193,183	251,190	390,925
Land lease and taxes	75,000	30,270	176,844	60,540
Mine planning	272,560	91,512	691,502	254,397
Site activities	83,266	58,294	147,247	161,672
Transportation	1,033	10,948	2,006	12,200
Incurred during the period	552,925	384,207	1,268,848	880,273
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	431	126	860	210
Site activities	194	--	251	--
Assistance and recoveries	--	--	(294)	--
Incurred during the period	625	126	817	210
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	(105)	207	37	1,535
Site activities	153	--	157	--
Assistance and recoveries	--	--	(12,465)	--
Incurred during the period	48	207	(12,271)	1,535
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	99	84	269	84
Site activities	31	--	44	--
Assistance and recoveries	--	--	(307)	--
Incurred during the period	130	84	6	84
Exploration costs incurred during the period	$ 553,728	$ 384,624	$ 1,257,400	$ 882,102

Direct exploration expenditures on the I-M Project increased from $880,273 in fiscal 2006 to $1,268,848 in fiscal 2007.  All work by the Company in fiscal 2007 was focused on completing the first and longest phase of the three-phase permitting process which concluded in June 2007 when the Company submitted the Master Environmental Assessment on the I-M Project in support of its initial permit application to the City of Grass Valley.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application and has commenced work to complete the next two phases in the process, with the objective of issuing a CMUP by June 2008.

Planned expenses in fiscal 2007 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, financing and public outreach activities.

Various testing and sampling programs are underway to collect data to be used for environmental and metallurgical planning.  A hydro-geological model of the I-M Project area has also been developed.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $1,829 in fiscal 2006 compared to $1,618, before government assistance and recoveries of $13,066 received in fiscal 2007.  All share and cash payments due in fiscal 2007 on the Company’s mineral property interests have been made to date, other than a payment of Cdn$40,000 due on the Stewart property in August 2007, which is presently being negotiated.

A private placement of 2,238,000 FT common shares was completed in December 2006, which provided Cdn$850,440 to the treasury in December 2006.  These funds were designated to be usedfor an exploration program to be conducted from August to October 2007 on the Rozan, Stewart and Jazz properties in British Columbia, but a portion of these funds has been used to cover other corporate expenses, and additional funding will be required for the Company to meet its obligations to the flow-through investors.

Research and development expenses:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Ceramext™ Process Costs
Amortization and prototype materials for research	$ 19,754	$ 53,897	$ 41,809	$ 105,565
Ceramext™ technology royalties	20,000	10,000	40,000	20,000
Professional fees	--	9,654	1,407	14,089
Marketing and commercialization	499	1,546	569	5,753
Consumable materials	263	17,762	720	27,126
Engineering costs	82,386	224,987	170,935	417,501
Sample preparation	164	17,022	680	35,466
Site costs	33,489	55,256	64,800	94,493
Transportation	1,095	--	5,872	--
Incurred during the period	$ 157,650	$ 390,124	$ 326,792	$ 719,993

In fiscal 2007 the Company incurred $326,792 in expenditures directly related to the development of the Ceramext™ Process compared to $719,993 in fiscal 2006.  Costs include $64,800 in site costs related primarily to the warehouse rental of the demonstration ceramics unit, and engineering costs include management time and planning related to the development of a business plan for the potential spin off of the ceramics activities as a separate business entity.

Three months ended June 30, 2007 (“Q2 2007”), compared to three months ended June 30, 2006(“Q2 2006”)

Emgold had a loss of $1,143,636 or a loss per share of $0.01 in Q2 2007, compared to a loss of $1,327,821, or loss per share of $0.02 in Q2 2006.

During Q2 2006 the Company earned interest income of $12,790 on excess cash balances compared to $9,427 in Q2 2007.  The decrease was due to declining cash balances as cash was utilized for operations subsequent to a financing completed in Q4 2006.  The Company sold equipment for a gain on sale of $3,298 in Q2 2007.

Legal, accounting and audit fees increased from $31,133 in Q2 2006 to $63,937 in Q2 2007.  These fees will likely continue to increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Office and administration expenses in Q2 2006 of $167,329 compare to $84,439 in Q2 2007.  Costs are lower as certain office costs are now directly charged to the Ceramext™ research costs and to exploration costs that were formerly classified as general and administrative.

Until June 30, 2006, management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the former Chairman of the Company.  These payments are classified as management and consulting fees.  Also included in consulting fees in Q2 2006 is Cdn$7,199 paid to a private company controlled by Sargent H. Berner, a director of the Company.  This compares to Cdn$10,500 in Q2 2007.

A foreign exchange gain of $11,493 in Q2 2007 compares to an exchange loss of $27,094 in Q2 2006.  The debt portion of preference shares is denominated in Canadian dollars, and therefore is subject to exchange rate fluctuations.  Fluctuations in currency are expected to affect operations to a lesser degree in fiscal 2006, as currently most of the Company’s funds are held in United States dollars.

Salaries and benefits of $195,091 in Q2 2006 compare to $124,531in Q2 2007.  The decrease in salaries and benefits in fiscal 2007 reflects the salaries directly charged to the ceramics research and exploration at the Golden Bear facility or to the Idaho-Maryland property.  Non-technical administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities is recorded in salaries and benefits.

Shareholder communications costs of $53,863 in Q2 2006 compares to $63,246 in Q2 2007.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  These costs have decreased in the second quarter, as they are discretionary in nature, and are one of the first areas to be decreased as cash balances diminish.

1.5

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2005
Third Quarter	508,812	338,200	(107)	13,123	30	425,897	1,260,160	0.02
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,207	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	466,736	--	834	172	328,856	1,252,787	0.02
Fourth Quarter	411,762	445,140	(29)	1,281	(37)	347,769	1,199,456	0.02
2007
First Quarter	169,142	715,923	192	(12,320)	(124)	368,225	995,671	0.01
Second Quarter	157,650	552,925	625	48	130	444,983	1,143,636	0.01

Note 1:  General and administrative expenses do not include interest revenue, recovery of future income tax, or the write-down or recovery of mineral property interests.

Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

timing and availability of hiring of external consultants related to the permitting process or capital expenditures, which may be delayed.  General and administrative expenses are expected to decrease nominally but will likely be at least $100,000 per month.

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

To date, the Company has been able to advance all of its planned activities related to the I-M Project, but has delayed any progress on the development of the Ceramext™ Process.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints.

At June 30, 2007, and as of the date of this report, the Company is unable to meet all of its current obligations.  A form of equity financing will be necessary for the Company to continue operations as planned.

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at June 30, 2007:

	July 1, 2007, to December 31, 2007	1-2 years	2-3 years	3-4 years	4-5 years	6th and subsequent years (2)	Total (to 5 years)

Capital lease	$ 4,182	$ 8,364	$ 8,364	$ 8,364	$ 8,364	$ 3,398	$ 39,729
Operating lease obligations	131,568	263,136	263,136	65,784	--	--	723,624
Idaho-Maryland property lease (1)	150,000	300,000	--	--	--	--	450,000
Mineral property option payments (1)	34,483	20,000	25,000	25,000	25,000	25,000	129,483
Ceramext™ royalties and payments	40,000	160,000	160,000	160,000	160,000	160,000	680,000
Purchase obligations (3)	--	5,194,127	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$ 360,233	$5,945,627	$ 456,500	$ 259,148	$ 193,364	$ 188,398	$7,214,872

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price for 2002 was $4,350,000, and increases by approximately 3% each lease-year.  The lease agreement and option to purchase, as amended, expires December 31, 2008.

Investing Activities

At June 30, 2007, Emgold has capitalized $925,766 representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company has equipment with a book value of $343,390 at June 30, 2007.  Of this equipment, a book value of $222,572 is directly related to the ceramics process.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

The Company has a capital lease, relating to a vehicle purchase, payable at $697 monthly.  Lease obligations were $5,365 for fiscal 2007 and $5,474 for a one-year period from March 31, 2007.

1.7

Capital Resources

At June 30, 2007, Emgold’s working capital deficiency, defined as current assets less current liabilities, was $194,153, compared to working capital of $2,474,301 at December 31, 2006.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry out its planned operations.  This includes the permitting process at the I-m Project and the exploration program on its Canadian exploration properties.  General operating and administration activities must also be funded, including audit, legal, shareholder communications, and the salaries of employees related to these activities.

At June 30, 2007 and December 31, 2006, the Company had 83,759,406 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  If unpaid dividends are paid in shares, this could result in additional dilution of approximately 315,000 shares at June 30, 2007.

Additional financings will be required in fiscal 2007 in order for the I-M Project and the Company to move forward as scheduled.  Some of the risks of the Project are detailed below, with the additional risk that if the Company needs to curtail operations due to lack of adequate funding, the permitting process will be delayed.

Emgold has been looking at various alternatives for further development and commercialization of the Ceramext™ technology as noted above.  The Company has produced stone and ceramic tiles in a pilot-plant facility that have been installed in a home/office complex constructed by a development partner in the research process.  If the Golden Bear Ceramics Company is unable to obtain financing for the development and construction of a larger-scale facility, the capital costs related to the equipment will have to written off.  This write-down would be approximately $222,572, less any proceeds that may be obtained on sales of used equipment.

Plans for 2007

The Company is focusing on the permitting required for the I-M Project in Grass Valley and is deferring further major development of the Ceramext™ technology.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

Risks

As of the date of this report it is estimated that it may cost approximately Cdn$8 million in total working capital to operate the Company over the next year, including environmental monitoring, permitting and preliminary engineering costs associated with obtaining the CMUP.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project will be approximately $4,625,000, including internal and external costs and 15% contingency.  The award of the CMUP is expected to be completed in Q3 2008.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes underground exploration and possible mining and milling of ore.  Currently the Company believes that the latter date and time frame for obtaining the permits is reasonable providing the Company is able to obtain adequate funding through the permitting process.  Consultants hired by the City of Grass Valley, and funded by the Company for obtaining a

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

CMUP include Pacific Municipal Consultants, Environmental Science Associates and Mr. Raymond Krauss.  The Company has engaged numerous independent consultants to assist with preparation of information for a Master Environmental Assessment and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

Separately, the Company has conducted geotechnical studies and pilot and demonstration work using the Ceramext™ technology in order to complete a feasibility study of the process as applied to produce high quality ceramic building materials from the mine development rock and tailings from the I-M Project.

The outcome of the feasibility work on the Ceramext™ technology will not have a direct impact on the ability of the Company to obtain the CMUP.  The mine can be opened, underground exploration and early mine development, with waste rock and tailings managed to meet the requirements necessary to obtain the CMUP independently of the further development of the Ceramext™ technology.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

repayment, with the exception of preference shares.

Balances receivable from (d):	June 30, 2007	December 31, 2006
LMC Management Services Ltd. (a)	$ --	$ 235,410
	$ --	$ 235,410
Balances payable to (d):
LMC Management Services Ltd. (a)	$ 86,603	$ --
Directors, officers and employees	4,014	1,335
Preference shares	238,313	194,148
	$ 328,930	$ 195,483

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the six months ended June 30, 2007, $387,607 (2006 - $454,428) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Consulting fees of Cdn$21,000 (2006 – Cdn$15,062) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (a) above.

(c)

Mr. Lang and Lang Mining Corporation are the holders of preference shares.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

Series A First Preference Shares

Equity portion of Class A Preference Shares	Number of Shares	Amount
Balance, beginning of period	3,948,428	$ 90,902
Reclassification of gold conversion option	--	(3,857)
Balance, end of period	3,948,428	87,045
Debt Portion of Class A Preference Shares	June 30, 2007	December 31, 2006
Balance, beginning of period	$ 626,724	$ 613,871
Accretion of debt	6,049	14,469
Foreign exchange (gain) / loss on debt	60,046	(1,616)
Reclassification of gold conversion option	3,857	--
	69,952	12,853
Balance, end of period	$ 696,676	$ 626,724

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At June 30, 2007, $238,313 (December 31, 2006 - $194,148) in dividends payable has been accrued and is classified as due to related party.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.  The adoption of the change in accounting standards resulted in the reclassification of $3,857 from the equity component of preference shares to the debt component of preference shares.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.2, 1.6 or 1.7 above.

1.12

Critical Accounting Estimates

Disclosure not required as the Company is a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of the interim financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2007:

(a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all derivative financial instruments and financial assets, except those classified as held to maturity, must be measured at fair value.  Financial liabilities that are classified as held for trading must be measured at fair value; other classifications of liabilities are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value based on quoted market prices at the end of the period.  Unrealized gains or losses are excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.  Under this new standard, the valuation of the preference shares attributable to the gold-conversion option is more appropriately classified as a non-current liability.  As a result, $3,857 has been moved from the equity component of the preference shares to the debt component of the preference shares.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

(b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c)

Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The cumulative translation adjustment of $577,456 has been included in the transition adjustment to opening balance.  There would be no income tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, the debt component of preference shares and the current and non-current portion of capital lease obligations.  Financial instruments are recorded at cost.   A significant portion of the Company’s current assets is held in Canadian dollars.  To date the Company has not made use of currency hedges.

With the exception of the preference shares and the related dividends, the fair value of these financial instruments approximates their carrying value.  Included in the accounts payable balance are dividends payable on preference shares.  Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013, and as such, reflects the fair value of the instrument.

1.15.1

Other MD & A Requirements

See the unaudited interim consolidated financial statements for the periods ended June 30, 2007 and 2006.

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

(d)

general administrative expenses

The required disclosure is presented in the Interim Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of August 24, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 24, 2007

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

83,759,406 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	428,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,680,000	November 19, 2013
$0.90	1,930,000	July 12, 2014
$0.36	160,000	June 28, 2010
$0.29	820,000	November 24, 2011
	6,338,000

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
18,739,823	Weighted Average Exercise Price: Cdn$0.41

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

Other Information

Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the period ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

The Co-Executive Chairman and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures for the period ended June 30, 2007 and have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the annual filings were being prepared.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2007

(expressed in United States dollars, unless otherwise stated)

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

23